SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated July 30, 2004

                           Commission File No. 1-14838

                                   ----------
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures: A press release dated July 29, 2004 announcing results for the second quarter of 2004 and a press release dated July 29, 2004 announcing that Aldo Cardoso will replace Pierre-Gilles de Gennes as a member of the Board of Directors.

   Incorporated by reference into Rhodia's Registration Statements on Form F-4
                      (Reg. No. 333-107379 and 333-116215)


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

                                   Rhodia LOGO


                     RHODIA CONTINUES TO IMPROVE ITS RESULTS
                          IN A CHALLENGING ENVIRONMENT

Paris, July 29, 2004 - Rhodia today published its results for the second quarter of 2004, which were reviewed July 28 by the Board of Directors. Highlights for the period include:

    o Continued volumes growth despite a challenging environment marked by the weakness of the US dollar and the rise in raw material prices, particularly benzene and its derivatives.

    o Implementation, on schedule, of the cost-cutting program that should generate by 2006 more savings than initially forecast with restructuring costs slightly under budget.

    o Signed divestitures of approximately 870 million euros since the beginning of the year:

            - Expected proceeds, net of tax and miscellaneous expenses, of approximately 760 million euros, significantly higher than the target set for 2004,

            -   344 million euros cash received as of the end of June.

    o 620 million euro reduction in Total Net Debt for the second quarter 2004 and increase in the Group's current liquidity (including available bank facilities) to 778 million euros as of the end of June 2004 compared to 409 million euros as of the end of March 2004, due primarily to proceeds from divestitures and the capital increase.

                                      * * *

        Simplified income statement for the second quarter of 2004

         In millions of euros

      2003           2003                                           2004
    Reported       Restated*
    --------       ---------                                        ----

     1,408           1,349     Net sales                            1,411
       13              5       Operating income                     - 35
      -87                      Net income (after minorities)         42


  * Constant structure and exchange rates

                                     * * *

In a business environment that remains difficult due in large part to the persistent weakness of the US dollar and the continued rise in raw material prices (particularly benzene derivatives), Rhodia reported Net Sales of 1,411 million euros for the second quarter of 2004, stable compared with the same period last year. On the same basis (constant structure and exchange rates), net sales rose 4.5% compared with the second quarter of 2003.

This volume growth was strongly driven by increased demand, particularly in Asia and in the United States, in almost all of the Group's businesses. Rhodia also continues to implement a strong policy of increasing its selling prices, thereby generating an additional 10 million euros compared with the second quarter of 2003. This positive impact, however, was partially offset by the evolution in the value of the US dollar (negative translation effect of 8 million euros).

In the second quarter of 2004 the Group actively implemented its cost reduction program and has generated incremental savings of 38 million euros since the beginning of the year compared with the same period in 2003, in line with the 103 million euro target set for 2004.

Restructuring charges (54 million euros) impacted Operating Income, which stood at a negative -35 million euros for the second quarter of 2004 compared with a positive 13 million euros for the second quarter of 2003.

Interest expenses, which rose by a total of 45 million euros in the second quarter of 2004 compared with the same period in 2003, stood at 82 million euros. These expenses include interest on servicing Group debt (50 million euros) and extraordinary financial expenses due to the debt restructuring (32 millions euros). In the future, extraordinary financial expenses will be amortized until March 2006 at around 10 million euros per quarter.

Other gains and losses, which rose by a total of 187 million euros in the second quarter of 2004 compared with the same period in 2003, stood at 183 million euros. These other gains and losses are primarily the result of capital gains from the divestiture of Rhodia's food ingredients business.

Net results (after minority interests) stood at 42 million euros for the second quarter of 2004 compared with a negative -87 million euros for the same period in 2003. This improvement reflects the impact of asset divestitures booked during the second quarter of this year.


o The Group records a significant reduction (620 million euros) in its total net debt

The Group continued to maintain tight control over its Capital Expenditures, which stood at 38 million euros in the second quarter of 2004. During the second quarter of this year, Working Capital Requirements returned to a level comparable to last year. The improvement in the Group's funds from operations offsets the impact of the cost of the restructuring plan: the Group's free cash flow stood at -5 million euros for the second quarter of 2004.

Net Debt fell by 17.5% compared with the end of March 2004 to reach a total of 2,385 million euros at the end of June. Total Net Debt, which includes off-balance sheet items, stood at 2,916 million euros at the end of June 2004, down from 3,536 million euros in March 2004. This 620 million euro decrease reflects the impact of the capital increase as well as the impact of the divestitures completed during the second quarter.

The Group's current liquidity (including available bank facilities) increased to 778 million euros in the second quarter of 2004, compared with 409 million euros in the first quarter of this year.



o   Substantial progress in implementing recovery plan: focus on cost-cutting

    -> Consolidation of the Group's medium-term financing > COMPLETED
    With the reimbursement, during the second quarter of this year, of the second half of the private placement with US investors and more than 90% of its EMTN program maturing in 2005, the Group has successfully completed its refinancing plan and secured its medium-term liquidity.

    -> Refocusing of the business portfolio > LARGELY COMPLETED
    During the first six months of the year, Rhodia has received proceeds of 344 million euros in cash from divestitures. With the finalization, in the third quarter, of the remaining signed transactions, Rhodia will have completed divestitures during the year worth approximately 870 million euros, representing an average EBITDA multiple of around 10. Net of adjustments for divestment expenses and taxes, proceeds from divestitures will reach a total of approximately 760 million euros, substantially greater than the 700 million euro target set for 2004.

    -> Streamlining of Group structure and cost-cutting > WELL-ADVANCED
    The Group is on schedule with the restructuring plan adopted in 2003 and is making sustained progress. At the end of June 2004, 37% of the "personnel reduction" part of the plan has been completed (491 employees out of the 1,329 identified worldwide). In France, with the information/consultation process now complete, individual departures are beginning.

    Rhodia has revised its objectives to account for the impacts of the divestiture program and now forecasts savings of 323 million euros in 2006 compared to an initial target of 298 million euros. The Group forecasts restructuring costs below what had been initially anticipated. Restructuring cash costs should amount to 111 million euros in 2004 (50 million euros incurred as of the end of June 2004), compared with the 155 million euros initially forecast. The overall restructuring costs over the next three years should amount to 325 million compared with 335 million euros initially budgeted. Restructuring expenses will impact results by 150 million euros in 2004 (of which 80 million euros was accounted for in the first semester) and approximately 100 million euros in 2005.


o   Outlook

At the end of June 2004, the Group's performance is in line with the objectives defined in its recovery plan. Rhodia benefited from good volumes in almost all of its businesses, from a more favorable pricing dynamic and from the initial impacts of its restructuring plans.

In the second half of the year, the business environment is expected to remain challenging due to high prices for raw materials and uncertainity on exchange rates. The Group's operating performance during this period should reflect the impact of divestitures and seasonal effects on its business activities noted in previous years, to reach a level lower than that achieved during the first six months of the year.


                                      * * *

Update of legal proceedings

Rhodia offers an update of its principal ongoing legal proceedings since the publication of its annual report for 2003 (see the Claims and Litigation section, page 44).

o With regard to the settlement involving waste storage at the former phosphorus manufacturing plant at Silver Bow, Montana, Rhodia Inc. paid this quarter the $18 million penalty that was part of the settlement. The precise terms of the remediation measures are under study in consultation with the relevant regulatory authorities.

o In connection with the proceeding against Aventis and certain Rhodia Directors before the Tribunal de Commerce de Paris, Edouard Stern and Finance and Trading Ltd., a company of which he is a director, recently withdrew their claims for personal damages from the Paris court. Finance and Trading has refiled this personal damage claim with the Supreme Court of the State of New York; another shareholder (Lakonia Management Limited) has joined in this proceeding. They claim damages of approximately 68 million euros. Rhodia would be a defendant in the New York proceeding, along with Aventis and certain Rhodia Directors, but has not yet received official notification.



This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.



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




CONSOLIDATED INCOME STATEMENT
(French GAAP)

-------------------------------------------------------------------------------
                                ((euro)m)             Q2 2003          Q2 2004
-------------------------------------------------------------------------------
Net Sales                                              1,408            1,411
-------------------------------------------------------------------------------
Operating Profit                                          13              -35
-------------------------------------------------------------------------------
Equity in earnings of affiliated companies               -29              -3
-------------------------------------------------------------------------------
Interest expenses                                        -37              -82
-------------------------------------------------------------------------------
Other gains and losses                                    -4              183
-------------------------------------------------------------------------------
Income Tax                                                 2              -18
-------------------------------------------------------------------------------
Minority Interests                                        -3              -1
-------------------------------------------------------------------------------
Net result after minorities                              -57              46
(before goodwill amortization)
-------------------------------------------------------------------------------
Goodwill amortization                                    -30              -5
-------------------------------------------------------------------------------
Net result after minorities                              -87              42
(after goodwill amortisation)
-------------------------------------------------------------------------------
Earning/(loss) per share (euro) *                      -0.14            0.07
-------------------------------------------------------------------------------

* calculated on the base of 627 582 158 shares

CONSOLIDATED BALANCE SHEET

                                                 -------------------------------
                                                        March 04     June 04
                                                 -------------------------------
((euro)m)

Fixed Assets                                             4,026        3,822
------------------------------------------       -------------------------------
Current Net Assets                                        433          482
------------------------------------------       -------------------------------
Total Assets                                             4,459        4,304
------------------------------------------       -------------------------------
Shareholders' Equity*                                     215          687
------------------------------------------       -------------------------------
Long Term & Short Term Liabilities                       1,352        1,233
------------------------------------------       -------------------------------
Net Debt                                                 2,892        2,384
------------------------------------------       -------------------------------
Total Liabilities                                        4,459        4304
------------------------------------------       -------------------------------

* including minority interests

--------------------------------------------   ---------------  ----------------  ---------------   ---------------
((euro)m)                                              Q2 2003           Q2 2003          Q2 2004              %
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
                                                                   restated
--------------------------------------------
RHODIA (consolidated)                                                 (A)              (B)             (B)/(A)
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
Net Sales                                               1,408             1,349            1,411              105%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
EBITDA before restruct.                                   127               115              134              117%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
EBITDA Margin bef. Rest. %                               9.1%              8.6%             9.5%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
EBITDA                                                    123               113               77              147%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------

HPCII
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
Net Sales                                                 151               139              156              112%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
EBITDA before restruct.                                    22                19               21              111%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
EBITDA Margin bef. Rest. %                              14.6%             13.9%            13.5%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
EBITDA                                                     22                19               21              111%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------

PPF
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
Net Sales                                                 283               252              271              108%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------

RE3S
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
Net Sales                                                 183               181              190              105%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------


PPMC
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
Net Sales                                                 134               128              134              105%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------

POLYAMIDE
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
Net Sales                                                 358               352              388              110%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------


ECO SERVICES
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
Net Sales                                                  59                55               55              100%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------


ACETOW
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
Net Sales                                                 112               109              100               92%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------


                                                                               7

RPS
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
Net Sales                                                  70                70               62               89%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------


PPA
--------------------------------------------   ---------------  ----------------  ---------------   ---------------
Net Sales                                                  98                97               93               96%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------


inter company  Sales                                      -40               -26              -32              123%
--------------------------------------------   ---------------  ----------------  ---------------   ---------------


                                 [Rhodia logo]



                                                                   PRESS RELEASE


                  ALDO CARDOSO JOINS RHODIA BOARD OF DIRECTORS


Paris, July 29, 2004 - At a meeting of Rhodia's Board of Directors yesterday, Aldo Cardoso, the former acting CEO of Andersen Worldwide, was co-opted as a member of the Board, replacing Pierre-Gilles de Gennes.

Aldo Cardoso will bring to Rhodia his extensive experience in management and company supervision, particularly at an international level. His presence on Rhodia's Board, following the recent arrivals of Jerome Contamine and Francis Mer, further reinforces the proportion of independent Directors on the Board and illustrates the Group's commitment to following the principles of corporate governance for listed companies

Aldo Cardoso, 48, a graduate of Ecole Superieure de Commerce de Paris, began his career as a consultant auditor in the Andersen Group in 1979. He was named a Partner in 1989 and was Director of the Audit Department, France, in 1993 prior to taking responsibility for the European Audit Department and Financial Consultancy in 1998. At the same time he was appointed Managing Partner for France, a position he held until 2002. He became Chairman of the Management Board of Andersen Worldwide in 2000. From 2002 to 2003, he served as acting CEO of Andersen Worldwide. Aldo Cardoso is also a Director of Orange, AXA Investment Managers and Penauille Polyservices.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: July 30, 2004                              RHODIA

                                                 By:    /s/ PIERRE PROT
                                                        ----------------------
                                                 Name:  Pierre Prot
                                                 Title: Chief Financial Officer


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